09040759

ITEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAY 29 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco (City) California (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Blum (415)673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. Blum
Signature

President
Title

Notary Public

KINRY C. LOUIE
COMM. #1632285
Notary Public - California
San Francisco County
My Comm. Expires Jan. 19, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert Blum Municipals, Inc.:

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. (the Company) as of March 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 28, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2009

Assets

Cash and cash equivalents	$ 642,749
Deposit with clearing organization	30,004
Receivable from clearing organization	8,991
Municipal bonds owned, at market value	365,316
Deposits	700
Total assets	$ 1,047,760

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 4,135
Payable to clearing organization	365,896
Income taxes payable	800
Subordinated borrowing	250,000
Total liabilities	620,831
Stockholder's equity	
Common stock, no par value; 25,000 shares authorized, 5,000 shares issued and outstanding	150,000
Retained earnings	276,929
Total stockholder's equity	426,929
Total liabilities and stockholder's equity	$ 1,047,760

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2009

Revenues	
Trading fees	$ 395,980
Interest income	351
Total revenues	396,331
Expenses	
Employee compensation and benefits	216,897
Communications and data processing	38,586
Interest expense	22,500
Occupancy rental	16,532
Other operating expenses	87,362
Total operating expenses	381,877
Net income (loss) before income tax provision	14,454
Income tax provision	800
Net income (loss)	$ 13,654

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2009

	Subordinated Debt
Balance at March 31, 2008	$ 250,000
Increase (decrease)	–
Balance at March 31, 2009	$ 250,000

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2009

	Common Stock	Retained Earnings	Total
Balance at March 31, 2008	$ 150,000	$ 263,275	$ 413,275
Net income (loss)	–	13,654	13,654
Balance at March 31, 2009	$ 150,000	$ 276,929	$ 426,929

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operating activities:		
Net income (loss)		$ 13,654
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from clearing organization	$ 2,821	
Deposit with clearing organization	58	
Municipal bonds owned, at market value	(68,195)	
Deposits	44	
Increase (decrease) in:		
Accounts payable and accrued expenses	(2,714)	
Income taxes payable	800	
Payable to clearing organization	70,480	
Total adjustments		3,294
Net cash and cash equivalents provided by (used in) operating activities		16,948
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		16,948
Cash and cash equivalents at beginning of year		625,801
Cash and cash equivalents at end of year		$ 642,749

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 22,500
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2009

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. ("the Company") was incorporated in the State of California on April 17, 1995. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a municipal securities broker/dealer. The Company is also authorized to conduct transactions as a (i) broker retailing corporate securities, (ii) broker retailing corporate debt, (iii) U.S. government securities broker/dealer, (iv) non-exchange member arranging for transactions in listed securities by exchange members and (v) broker trading securities for its own account.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, where by all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. The Company also includes money market accounts and cash in credit interest accounts as cash equivalents.

The inventory of municipal securities is valued at market value. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. There was no material difference between cost and market (or fair value) at the balance sheet date.

Receivable from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

Current taxes are provided for estimated taxes payable or refundable based upon income tax returns filed using the cash basis method of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities Inc. ("Clearing Broker"), a member of the New York Stock Exchange and other major exchanges. The agreement provides for the Clearing Broker to carry the accounts of the Company and its clients as customers and to maintain custody of the Company's cash balances on deposit with the Clearing Broker. These cash balances serve as collateral for amounts owed as well as security for transactions executed on behalf of the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2009 was $30,004.

Note 3: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value, consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing organization. At March 31, 2009, the Company had municipal bond positions of $365,316.

Note 4: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 3), the Company acquired its municipal bond positions using credit extended from the clearing organization.

Note 4: PAYABLE TO CLEARING ORGANIZATION (Continued)

At March 31, 2009, the credit balance payable to the clearing organization was $365,896. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

Note 5: INCOME TAXES

The income tax provision for the year ended March 31, 2009, consists of the California Franchise Tax Board minimum tax of $800.

At March 31, 2009, the Company has unused net operating loss carryforwards which may be applied against future taxable income. These carryforwards generate a deferred tax asset of approximately $4,775 that expires as follows:

Expiration during year ended March 31,	Amount of unused loss carryforwards
2025	$ 1,599
2027	3,180
2028	27,060
	$ 31,839

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: SUBORDINATED LIABILITIES

The borrowings under subordinated agreements at March 31, 2009 are listed below:

Subordinated note, 9%, due August 31, 2010	$ 100,000
Subordinated note, 9%, due June 30, 2011	150,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule.

Note 7: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liabilities totaled $22,500 for the year ended March 31, 2009, and was paid to the Company's sole shareholder.

The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $4,312 for the year ended March 31, 2009.

Note 8: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company did not make a profit sharing contribution for the year ended March 31, 2009.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for office space which commenced on July 16, 2005 and expires on June 30, 2010.

The future minimum lease expenses are:

Year Ending March 31,		
2010	$	11,307
2011		1,884
2012 and thereafter		–
	$	13,191

Total rent expense for the year ending March 31, 2009, was $12,219.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended March 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending March 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2009, the Company had net capital of $655,301, which was $555,301 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($4,935) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum ratio allowed.

Robert Blum Municipals, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2009

Computation of net capital		
Stockholder's equity		
Common stock	$ 150,000	
Retained earnings	276,929	
Total stockholder's equity		$ 426,929
Add: Additions to capital		
Subordinated liabilities	250,000	
Total allowable subordinated liabilities		250,000
Less: Non–allowable assets		
Deposits	(700)	
Total non-allowable assets		(700)
Net capital before haircuts		676,229
Less: Haircuts and undue concentration		
Haircut on municipal securities	(20,928)	
Total haircuts & undue concentration		(20,928)
Net capital		655,301
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 329	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 555,301
Ratio of aggregate indebtedness to net capital	0.01: 1	

The Company's original Part IIA of Form X-17A-5 filed April 23, 2009, contained a clerical error understating haircuts and overstating net capital in the amount of $7,826. This clerical error was corrected May 26, 2009. There was no material difference in net capital computed above and that which was reported by the Company in its most recent Part IIA of Form X-17A-5 as of March 31, 2009 filed May 26, 2009.

Robert Blum Municipals, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 (Continued)
As of March 31, 2009

SEC Rule 17a-5(d)(4) states that the Company's audit report should be reconciled with the Company's most recent Part IIA filing (if material differences exist). SEC Letter to NYSE dated April 24, 1987, differs from Rule 17a-5(d)(4) in that it states that the audit report should be reconciled with the original Part IIA filing (if material differences exist), unless a reconciliation and explanation of material differences between the original Part IIA and the amended Part IIA has been filed. However, the mandated electronic filing of Part IIA provides no vehicle for the filing of a "reconciliation or explanation". The Company believes that regulatory authorities should update and clarify SEC Rule 17a-5(d)(4) and its contradictory 1987 interpretation.

The Company further believes that regulatory authorities should provide guidance concerning "material differences" in order to minimize inconsistent interpretation and enforcement of "materiality" as applied to audit reports

Robert Blum Municipals, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 dated May 26, 2009.

Robert Blum Municipals, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

A computation of reserve requirement is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Robert Blum Municipals, Inc.
Schedule III-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

A computation of reserve requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Robert Blum Municipals, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2009

Board of Directors
Robert Blum Municipals, Inc.:

In planning and performing our audit of the financial statements of Robert Blum Municipals, Inc. (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*We Focus & Care*SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 28, 2009

Robert Blum Municipals, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2009